Exhibit 6.33

____________ __, 2025

[Name of Director Candidate]

[Address]

[Address]

Dear [________]:

On behalf of the shareholders and employees of Phoenix Energy One, LLC (the “Company”), I am pleased to offer you the opportunity to serve as a member of the Board of Directors (the “Board”) of Phoenix Energy One, LLC (the “Company”), subject to a formal nomination and shareholder approval process, as applicable. Set forth below is a summary of the standard compensation and terms of service for our non-employee directors.

As a member of the Board (a “Director”) you will be an independent service provider of the Company and will have such customary responsibilities, duties and authority associated with such position, including attendance and participation in meetings of the Board in person or by phone or other electronic means, in accordance with the policies of the Board as in effect from time to time, and availability for consultation with officers and/or other Directors of the Company as necessary. [It is contemplated that you will serve as the Chairman of the Board.] [It is contemplated that you will serve on the audit committee of the Board and be the chair of such committee.]

In consideration for your service as a Director, during the Term (as defined below), you will receive a quarterly retainer in an amount equal to $36,250 in cash, which will be payable in arrears and prorated for any partial period of service as a Director. Payments will typically occur on or around the regularly scheduled quarterly meeting of the Board.

You will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with fulfilling your responsibilities as a Director, including reasonable travel and other expenses, in accordance with the Company’s expense reimbursement policies, as in effect from time to time. In addition, the Company will indemnify you in your capacity as a Director in accordance with the terms of a Director Indemnification Agreement that will be separately provided to you.

Your service as a Director will begin on [ ⚫ ] (the “Effective Date”) and will continue for an indefinite period of time, subject to your reelection by our shareholders, as applicable. The period of time during which you serve as a Director is referred to herein as the “Term.” By countersigning below, you agree that your service as a Director may be terminated at any time in accordance with applicable policies and procedures, including as set forth in the Limited Liability Company Agreement of the Company and other organizational documents of the Company, as such may be amended. In addition, you will be free to resign your position as a Director at any time.

During the Term, you agree not to serve as a member of the board of directors of any oil and gas producer operating in the same areas as the Company.

As a Director, you will have access to confidential information, the ownership and confidential status of which are highly important to the Company, and you agree to comply with all policies and procedures of the Company for the protection of such confidential information.

Without limiting the foregoing, by countersigning a copy of this letter you agree that all confidential or proprietary information regarding the Company or its affiliates, including, but not limited to, trade secrets, information, customer lists, marketing research or plans, pricing strategies, Company data, or any other proprietary information, is and shall continue to be the exclusive property of the Company.

You acknowledge and agree that all confidential information is and shall continue to be the exclusive property of the Company, whether or not conceived, discovered or developed, in whole or in part, by you and whether or not disclosed or entrusted to you in connection with your retention by the Company.

Except for disclosure of confidential information to other Directors, employees and consultants of the Company on a “need to know” basis in the course of performing your services as a Director for the Company, you agree not to disclose, use or exploit confidential information at any time during or after your service with the Company unless (i) the Company consents in writing to such use, or (ii) the Company or a court of lawful jurisdiction directs otherwise. You agree that any request or attempt to subpoena confidential information shall be reported directly to the Company as soon as possible after receipt.

Nothing in this letter shall prohibit or limit your use of information (i) that was known by you previous to you beginning service as a Director (which information shall remain subject to any confidentiality restrictions in effect at the time of your receipt of such information), (ii) that you lawfully obtained from a third party that is not under an obligation to the Company not to disclose such information, or (iii) that is or becomes publicly available or generally known in the industry or trade in which the Company operates through no action or omission by you.

This letter shall be governed by and construed under the laws of the State of Delaware, without regards to any conflicts of law principles.

[Signatures on next page]

We are excited about your proposed service as a non-employee Director and believe that your service will add value to the Company. If you are in agreement with the terms and conditions described in this letter, please sign the enclosed copy and return it to our offices within five days.

Sincerely,

[Name]
[Title]
[Date]

I accept the terms and conditions set forth above.
Dated this ___ day of _____________, 2025.

By:
Adam Ferrari, Chief Executive Officer